REG CF · LIVE RAISE

The world's first 3D-printed homes made from recycled plastic.

Azure Printed Homes is a technology-enabled housing platform helping communities solve massive housing shortages. Our modular homes print in 24 hours, are ready for use in 20 days, and start at $24,900.

Invest Now → | ▶ Watch Azure in action

✓ Class B Common Stock ✓ $15.00 / share ✓ $495 minimum investment

Printed in 24 hours

LIVE · REG CF



$0.00 RAISED TO DATE **0** INVESTORS

MPLETED • PRINTED IN 24 HOURS · READY IN 20 DAYS • $7M+ REVENUE IN 2025 • $75M IN CUSTOMER PRE-ORDER DEPOSITS • E

SEE IT HAPPEN

Watch a home come to life.

From robotic print to move-in ready — the next dimension of living.


Azure Printed Homes
Azure Printed Homes


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vimeo

REASONS TO INVEST

Why investors are backing Azure.

Real revenue, real factories, real demand — and a manufacturing platform built to scale into one of the largest markets on earth.

01

$7M+ revenue in 2025

$75M in customer pre-order deposits. EBITDA over $600K. This is a revenue-generating business, not a concept.

REVENUE & EBITDA

02

Printed in 24 hours, ready in 20 days

Modular homes print in 24 hours, are ready for use in 20 days, and start at $24,900 — dramatically faster and more affordable than traditional construction.

SPEED TO MARKET

03

Six industrial robots, two factories

We operate six industrial robots: three in our LA factory and three in our Denver facility — a repeatable factory model built for expansion.

LA + DENVER

04

Backed by Tier 1 investors

HyperLight Ventures, Sharda Family Office, and Gurukul Venture Partners are behind the raise — alongside more than 2,000 community investors from previous rounds.

NOTABLE BACKERS

05

Platform expanded beyond printing

Our manufacturing platform now includes light gauge steel for multi-story and multi-family modules — opening much larger projects and contracts.

MULTI-FAMILY READY

06

Award-winning housing innovator

Recognized by the Edison Awards, TIME, SXSW, and Fast Company for reinventing how homes are built.

EDISON · TIME · SXSW

07

Fully recyclable & sustainable

Homes built from recycled polymer — tackling housing and environmental challenges head-on, with 0% print waste.

SUSTAINABILITY

08

A founding team that has done it before

Co-founder built a previous startup to $120M revenue and 1,800 employees before selling to a PE-backed competitor.

REPEAT FOUNDERS

100,000
plastic bottles recycled per 120 sq ft printed

70%
faster than traditional construction techniques

0%
print waste incurred from each Azure printed home

$75M
in customer pre-order deposits

THE PROBLEM

Construction is broken. Housing can't keep up.

The industry relies on outdated methods and materials, delivered by a labor force in increasingly short supply — while demand keeps growing.

7M+

Housing shortage

There is a global shortage of housing. The United States alone needs an estimated 7 million housing units — and that number has been growing. Globally, the gap exceeds 1.2 billion homes.

100+ yrs

Archaic building methods

The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.

11%

Environmental impact

The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions.

OUR SOLUTION

Homes, printed. Faster, greener, more

affordable.

Azure leverages 3D printing and automated manufacturing to digitally design, print, and assemble modern backyard studios, ADUs, and homes in a controlled factory environment — 70% less build time, targeting 30% lower cost than traditional methods.



Monolithic 24-hour print
Floor, walls & roof print in one continuous piece — a complete self-supporting shell ready for assembly in 24 hours, enhancing the ultimate strength of the structure.

Recycled polymer material
Our primary print material is recycled polymer used in food and drink containers — delivering insulation, compressive & tensile strength, stiffness, and impact resistance.

Factory precision & quality
Fabrication takes place in the Azure factory, improving precision and quality. The Azure process meets International Residential Codes.

Finished, move-in ready
Structures are completed with doors and windows, full MEP, interior finishes, and bathrooms & kitchens for ADUs and homes.

Configure & order online
Clients customize their Azure unit on any device and order with one click — from wherever they are.

100,000
plastic bottles recycled into every 120 sq ft we print

0%
print waste from each Azure printed home

94%
of recyclable plastic waste currently ends up in landfills — we're changing that

THE PRODUCTS

Welcome to the next dimension of living.

Backyard studios, office pods, ADUs, tiny homes, homes on wheels, and glamping units — one printed platform, endless configurations.


GLAMPING RESORTS


HOMES ON WHEELS


OFFICE PODS


POD INTERIOR

One platform.
Endless configurations.

Invest in Azure →


STUDIO SERIES

• HOW IT WORKS

From order to move-in, in as little as 20 days.

A digital-first, factory-built process that removes the pain from construction.

STEP 01

CONFIGURE YOUR UNIT

< 1 hour

Choose and customize your design with a salesperson or our intuitive online platform.

STEP 02

PRINT YOUR HOME

± 1 day

Your home is robotically printed with recycled materials, ensuring precision and eco-friendliness.

STEP 03

INSTALL FINISHES

4–15 days

We fabricate your unit just how you ordered it, including electrical, plumbing and interior finishes.

STEP 04

DELIVERY

1–2 days

Once the unit is complete, we bring you your new home.

STEP 05

INSTALLATION

1–4 days

Our team installs your home on-site, connecting all services to make it move-in ready.




0:00

MARKET OPPORTUNITY

Massive markets, urgent demand.

Azure sells across multiple high-growth segments — all starving for faster, more affordable, more sustainable housing.

$6B
Backyard Studios
Sheds & backyard structures are a $6B industry, accelerated by remote work and demand for backyard offices.

$1.8B
ADUs
A low-cost, implementable approach to infill development — a $1.8B business in California alone.

$31B
Glamping & Park Models
The tiny home movement keeps growing: an $18B US market in 2022, forecast to reach $31B by 2031.

$30B+
Disaster Rebuild
In 2025, wildfires destroyed 16,000+ homes in LA County alone. Homeowners need rebuilding that's fast, predictable, and at scale.

7M+
US Housing Deficit
Decades of underbuilding and escalating costs have left a structural deficit of more than 7 million homes.

1.2B
Global Housing Gap
Urbanization, climate displacement, and aging stock are driving demand far faster than traditional construction can supply.

Market sizes are management estimates compiled from publicly available industry research. Actual sizes and growth rates may vary. Investors should review the company's SEC filings for full risk and disclosure information.

HOW WE MAKE MONEY

A B2C & B2B2C model with 35%+ target margins.

We sell backyard studios and ADUs directly to homeowners and investors, and homes to developers and property owners rebuilding after wildfires.

Direct sales to homeowners

Backyard studios and ADUs sold directly to homeowners and property investors — configured and ordered online.

Developers & rebuild demand

Homes sold to developers and to property owners who lost their homes to wildfires — urgent, large-scale demand.

Deposit-driven cash flow

A small pre-order deposit, 50% of the purchase price upon order, and the balance before units ship — with gross margins estimated at 35%+.

Financing available

Property owners generally pay cash or arrange funding, and Azure also offers a finance program through a financial partner.



TRACTION & MILESTONES

From R&D to two factories and $7M+ in revenue.

Emerging from a legacy of traditional construction and engineering — over 100 houses, ADUs, and backyard studios completed.

01

100+ projects completed

A track record in construction and engineering: over 100 houses, ADUs, and backyard studios delivered.

02

Two years of R&D & first patent filed

Two years of research and development before filing our first patent for our innovative approach to modular home production.

03

$7.4M+ raised through October 2025

Funding secured from co-founders, angel investors, and crowdfunding — a testament to investor confidence in our vision.

04

State-of-the-art LA facility — 3x capacity

Relocated to our 3D printer facility in Los Angeles, tripling production capacity and positioning us for accelerated growth.

05

Denver expansion — six industrial robots

Three robots in LA and three in Denver, expanding the platform with light gauge steel for multi-story and multi-family modules.

06

$5.1M → $7M+ revenue, $75M in deposits

Revenue grew from over $5.1M in 2024 to over $7M in 2025, with $75M in customer pre-order deposits and EBITDA over $600K.

RECOGNIZED BY

Edison Awards | TIME | SXSW | Fast Company

COMPETITIVE EDGE

First to market. Built differently.

None of our competitors have capitalized on the true benefit of 3D printing: its efficiency and mass production.

THE COMPETITORS

On-site concrete printing

- ✕ Erect a printer on-site for every project
- ✕ Print exterior concrete walls vertically over a traditional slab
- ✕ Weather, logistics, and labor still control the schedule
- ✕ Floor and roof still built conventionally

THE AZURE WAY

Factory-printed, complete structures

- ✓ Floor, walls & roof printed in one monolithic piece
- ✓ Complete self-supporting shell ready in 24 hours, start to finish
- ✓ Controlled factory environment — precision, quality, repeatability
- ✓ Recycled polymer, 0% print waste, fully recyclable structures
- ✓ Platform expanded with light gauge steel for multi-story & multi-family

THE TEAM

Builders, engineers, operators.

A leadership team that has built and sold companies, engineered advanced manufacturing, and delivered 100+ construction projects.



CO-FOUNDER

Ross Maguire

MS Civil Engineering. 13 years of experience in construction, design and project management. Founded and led his own residential & commercial construction company in London, UK for 8 years.



CEO & CO-FOUNDER

Gene Eidelman

Built a company in the charter school business with $120M revenue, 1,800 employees, and 50 locations on three continents — sold it to a PE-backed competitor.



CFO

Anthea Tatum

With Azure since 2020, seeing company revenue double. More than ten years of experience in construction accounting, running all accounting and payroll with automated processes.



CHIEF DESIGN OFFICER

Eric Corbett

30 years of entrepreneurial work in architecture & design. Known for envisioning ground-breaking design concepts, leading teams to complete internationally award-winning projects.



DIRECTOR OF TECHNOLOGY

Eli Rogers

MS Mechanical Engineering. 9+ years in manufacturing & 3D printing with Northrop Grumman, Divergent 3D, Contour Crafting, and Plenty.



PROJECT MANAGER

Erik Padron

9+ years of experience in construction management. Completed 30+ successful projects with Azure.

SEC FILINGS

Read the official offering documents

For full terms, risk factors, financials, and use of proceeds, review Azure Printed Homes, Inc.'s filings on the SEC's EDGAR system.

View SEC Filings →

QUESTIONS?

Talk directly to the founders

Post a question about the company, the raise, or the technology. The Azure team answers publicly so every investor sees the response.

Jump to Q&A ↓

THE TERMS

Own a piece of Azure.

Open to accredited and non-accredited investors. Offered through Highlander Crowdfunding (PicMii Crowdfunding, LLC).

Azure Printed Homes, Inc. is offering up to **$4,000,005.00 in Class B Common Stock at $15.00 per share**, with a minimum target amount of $10,005.00.

The minimum individual purchase amount accepted under this Regulation CF Offering is **$495.00 (33 shares)**.

The Company must reach its Target Offering Amount of $10,005.00 by December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,005.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

$0.00
RAISED TO DATE

0
INVESTORS

Offering Type	Reg CF · Equity
Security	Class B Common Stock
Price per Share	$15.00
Minimum Investment	$495.00 · 33 shares
Offering Minimum	$10,005.00 · 667 shares
Offering Maximum	$4,000,005.00 · 266,667 shares
Offering Deadline	December 31, 2026

Invest Now

View SEC Filings ↗

ASK THE FOUNDERS

Questions? Ask the team directly.

The Azure team answers questions in public — about the company, the technology, the market, or the raise. Every answer is visible to all investors.

BK What's on your mind? Ask a question...

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INVESTOR FAQS

Everything you need to know about investing.

The basics on the process, the risks, the timing, and what happens after you invest.

INVESTMENT PROCESS

How do I create an account and start investing? +

What information do I need to provide? +

What payment methods are accepted? +

When is my investment actually finalized? +

Can I cancel my investment after I make it? +

UNDERSTANDING THE RAISE

Where can I find details about Azure Printed Homes, Inc.'s financials and valuation? +

What types of securities am I buying (equity, SAFE, debt, etc.)? +

What happens if we don't reach our minimum funding target? +

Where can I learn more about this raise? +

RISKS & RETURNS

What are the risks of investing in early-stage opportunities? +

When and how could I see a return on my investment? +

Is my investment liquid? Can I sell my shares? +

AFTER INVESTING

What happens to my money after the raise ends? +

How do I track my investment over time? +

COMPLIANCE & SECURITY

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

Help shape the future of home building.

Homes printed in 24 hours from recycled plastic. Two factories. $7M+ in revenue. $75M in pre-order deposits. Join us.

Invest Now →

azure

Reinventing how homes are built — 3D-printed, sustainable modular living spaces made from recycled materials. Headquartered in Los Angeles, CA.

THE RAISE

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- Market
- Traction
- Team
- Terms

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